3/8

04010361

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sahaviriya Steel Industries PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

FILE NO. 82- 5008 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/8/04

Deloitte.

82-5008

04 MAR -8 AM 7:21

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Financial Statements AR/S 12-31-03

Year ended December 31, 2003

Deloitte

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheets of Sahaviriya Steel Industries Public Company Limited as at December 31, 2003 and 2002, and the related consolidated and Company's statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Company's financial statements present fairly, in all material respects, the financial position of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and of Sahaviriya Steel Industries Public Company Limited as at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Chongchitt Leekbhai
Certified Public Accountant (Thailand)
Registration No. 2649
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
January 30, 2004

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	108,399	111,109	47,049	44,540
Current investments	17,495	202,495	-	-
Accounts and notes receivable				
Related parties (Note 18.3)	1,787,097	1,345,225	1,765,818	1,327,808
Others	939,795	952,331	936,744	948,472
	2,726,892	2,297,556	2,702,562	2,276,280
Less Allowance for doubtful accounts	(405,051)	(400,444)	(400,095)	(393,888)
Accounts and notes receivable - net	2,321,841	1,897,112	2,302,467	1,882,392
Short-term loans and advances to				
related parties (Note 18.2)	3,051	60	3,062	137
Inventories (Note 6)	8,433,439	10,989,810	8,450,417	11,039,232
Other current assets				
Advance payments	682,993	23,514	682,989	23,499
Value-added-tax refundable claims	32,456	79,332	28,265	79,332
Other receivables	470	2,051	707	2,105
Prepaid expenses	14,396	13,694	13,310	12,645
Deposit at bank used as collateral	16,200	16,200	-	-
Others	31,106	36,554	18,635	18,535
Total Current Assets	11,661,846	13,371,931	11,546,901	13,102,417
NON-CURRENT ASSETS				
Investments using the equity method				
(Note 18.1)	561,621	561,621	1,328,764	1,080,363
Property, plant and equipment - net (Note 7)	17,009,451	16,923,996	15,061,607	15,375,183
Other non-current assets (Note 8)	68,592	8,535	13,004	5,947
Total Non-Current Assets	17,639,664	17,494,152	16,403,375	16,461,493
TOTAL ASSETS	29,301,510	30,866,083	27,950,276	29,563,910

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	290,000	1,728,000	290,000	1,728,000
Trade finance loans	-	3,155,862	-	3,155,862
Accounts and notes payable	1,238,110	1,194,138	1,220,441	1,198,516
Current portion of long-term loans (Note 10)	240,663	220,760	-	-
Current portion of long-term liabilities	6,179	7,683	2,627	2,455
Other current liabilities				
Accrued expenses	209,151	220,826	219,224	228,589
Others	108,538	28,993	45,840	18,261
Total Current Liabilities	2,092,641	6,556,262	1,778,132	6,331,683
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	6,794,016	12,372,365	6,400,000	11,696,426
Debentures (Note 11)	4,000,000	-	4,000,000	-
Convertible debentures (Note 12)	-	2,582,151	-	2,582,151
Other non-current liabilities				
Liabilities under hire-purchase agreements	4,706	5,230	3,451	2,748
Payable for purchase of land	-	2,000	-	-
Total Non-Current Liabilities	10,798,722	14,961,746	10,403,451	14,281,325
TOTAL LIABILITIES	12,891,363	21,518,008	12,181,583	20,613,008

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 13)				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
1,310,128,000 ordinary shares of Baht 10.00 each, fully paid	13,101,280	8,530,000	13,101,280	8,530,000
ADDITIONAL (DISCOUNT) ON CAPITAL				
Discount on ordinary share capital (Note 13)	(2,171,280)	-	(2,171,280)	-
Unrealized increment per assets appraisal (Note 7.2)	5,984,283	6,268,939	5,984,283	6,268,939
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(1,145,590)	(5,848,037)	(1,145,590)	(5,848,037)
Total Company Shareholders' Equity	15,768,693	8,950,902	15,768,693	8,950,902
MINORITY INTEREST	641,454	397,173	-	-
Total Shareholders' Equity	16,410,147	9,348,075	15,768,693	8,950,902
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	29,301,510	30,866,083	27,950,276	29,563,910

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
REVENUES				
Revenues from the sales of goods	29,326,030	23,714,965	29,322,470	23,714,965
Revenues from the rendering of services	231,360	253,348	-	-
Other income				
Gain from early extinguishment of debts (Note 10)	1,034,375	-	1,034,375	-
Gain from debt forgiven (Note 10)	112,959	-	-	-
Gain from conversion of convertible debentures (Note 12)	152,211	-	152,211	-
Gain on exchange	236,652	48,726	238,757	49,722
Others	62,010	54,583	48,677	53,011
Share of profit from investment using the equity method	-	-	184,870	168,082
Total Revenues	31,155,597	24,071,622	30,981,360	23,985,780
EXPENSES				
Cost of the sales of goods	24,449,623	18,384,024	24,839,657	18,819,219
Cost of the rendering of services	313,069	315,278	-	-
Selling and administrative expenses	723,514	764,145	658,375	719,582
Doubtful accounts	6,207	-	6,207	-
Doubtful accounts (Reversal)	(37,978)	(27,957)	-	-
Other expenses	64,124	110,221	60,057	109,254
Directors' remuneration	9,885	3,785	9,245	3,185
Total Expenses	25,528,444	19,549,496	25,573,541	19,651,240
INCOME BEFORE INTEREST AND INCOME TAX EXPENSES	5,627,153	4,522,126	5,407,819	4,334,540
INTEREST EXPENSES	728,184	933,804	705,372	901,116
INCOME TAX EXPENSES	13,281	7,679	-	-
INCOME AFTER TAX	4,885,688	3,580,643	4,702,447	3,433,424
NET INCOME OF MINORITY INTEREST	(183,241)	(147,219)	-	-
NET INCOME	4,702,447	3,433,424	4,702,447	3,433,424

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2003	2002	2003	2002
EARNINGS PER SHARE					
Basic earning per share	BAHT	5.47	4.03	5.47	4.03
Diluted earnings per share	BAHT	-	2.73	-	2.73
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	859,372	853,000	859,372	853,000
Diluted earnings per share	'000 SHARES	-	1,310,143	-	1,310,143

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance, January 1, 2002	8,530,000	-	4,993,350	(9,281,461)	253,971	4,495,860
Amortization	-	-	(269,827)	-	-	(269,827)
Net appraisal increment	-	-	1,545,416	-	-	1,545,416
Net income	-	-	-	3,433,424	-	3,433,424
Minority interest increase	-	-	-	-	143,202	143,202
Ending balance, December 31, 2002	8,530,000	-	6,268,939	(5,848,037)	397,173	9,348,075
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	(5,848,037)	397,173	9,348,075
Share capital increase	4,571,280	-	-	-	-	4,571,280
Increase in discount on share capital	-	(2,171,280)	-	-	-	(2,171,280)
Amortization	-	-	(284,656)	-	-	(284,656)
Net income	-	-	-	4,702,447	-	4,702,447
Minority interest increase	-	-	-	-	244,281	244,281
Ending balance, December 31, 2003	13,101,280	(2,171,280)	5,984,283	(1,145,590)	641,454	16,410,147

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

BAHT ; '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance, January 1, 2002	8,530,000	-	4,993,350	(9,281,461)	4,241,889
Amortization	-	-	(269,827)	-	(269,827)
Net appraisal increment	-	-	1,545,416	-	1,545,416
Net income	-	-	-	3,433,424	3,433,424
Ending balance, December 31, 2002	8,530,000	-	6,268,939	(5,848,037)	8,950,902
Beginning balance, January 1, 2003	8,530,000	-	6,268,939	(5,848,037)	8,950,902
Share capital increase	4,571,280	-	-	-	4,571,280
Increase in discount on share capital	-	(2,171,280)	-	-	(2,171,280)
Amortization	-	-	(284,656)	-	(284,656)
Net income	-	-	-	4,702,447	4,702,447
Ending balance, December 31, 2003	13,101,280	(2,171,280)	5,984,283	(1,145,590)	15,768,693

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	4,702,447	3,433,424	4,702,447	3,433,424
Items to reconcile net income to net cash flows from operations				
Doubtful accounts (Reversal)	(37,978)	(27,957)	-	-
Doubtful accounts	6,207	-	6,207	-
Depreciation	616,303	601,369	535,624	534,493
Unrealized gain from short-term investment	-	(2,495)	-	-
Provision for diminution in value of inventories	38,019	230,789	38,019	230,789
Additional interest on debt restructuring	152,030	355,019	156,779	356,877
Realized (gain) loss on exchange	(213,324)	17,836	(213,324)	17,836
Unrealized (gain) loss on exchange	15,855	(12,663)	15,855	(12,663)
Gain on sales of temporary investment	(15,036)	-	-	-
Gain on sales of property, plant and equipment	(1,080)	(2,388)	(980)	(2,276)
Loss on disposal of property, plant and equipment	54,543	130,736	54,214	129,761
Loss on disposal of spare parts	5,842	-	5,842	-
Loss on revaluation of property, plant and equipment	3,732	-	-	-
Gain from early extinguishment of debts	(1,034,375)	-	(1,034,375)	-
Gain from debt forgiven	(112,959)	-	-	-
Gain from conversion of convertible debentures	(152,211)	-	(152,211)	-
Share of profit from investment using the equity method	-	-	(184,870)	(168,082)
Minority interest	183,241	147,219	-	-
Net income from operations before changes in operating assets and liabilities	4,211,256	4,870,889	3,929,227	4,520,159
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	(441,871)	(526,777)	(438,009)	(525,279)
Accounts and notes receivable - others	15,581	(246,351)	14,773	(246,310)
Inventories	2,512,511	(6,340,879)	2,544,955	(6,374,152)
Short-term loans and advances to related parties	9	(18)	75	(91)
Advances to director	2,742	-	-	-
Advance payments	(659,479)	(6,580)	(659,490)	(6,619)
Valued-added-tax refundable claims	46,875	(63,779)	51,067	(63,779)
Other receivables	35,322	24,676	1,398	451
Prepaid expenses	(702)	(8,869)	(664)	(8,549)
Other current assets - others	5,447	(18,786)	(101)	(7,499)
Other non-current assets	(60,057)	(263)	(7,057)	142

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	46,699	74,639	24,651	65,740
Accrued expenses	(11,676)	99,372	(9,364)	96,926
Other current liabilities - other	79,871	249	28,008	2,446
Net cash provided by (used in) operating activities	5,782,528	(2,142,477)	5,479,469	(2,546,414)
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in other investment	(167,495)	(200,000)	-	-
Cash paid for purchases of property, plant and equipment	(979,647)	(389,825)	(620,889)	(149,996)
Proceeds from sales of property, plant and equipment	1,894	3,976	1,794	3,864
Proceeds from sales of current investment	367,531	-	-	-
Short-term loans and advances to related parties	(3,000)	3,280	(3,000)	-
Net cash used in investing activities	(780,717)	(582,569)	(622,095)	(146,132)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	(1,438,000)	(72,000)	(1,438,000)	(72,000)
Trade finance loans increase (decrease)	(2,964,596)	2,807,828	(2,964,596)	2,807,828
Cash repayment of long-term loans	(11,073,083)	(85,796)	(10,848,769)	-
Proceeds from long-term loans	6,480,000	-	6,400,000	-
Proceeds from issuance of debentures	4,000,000	-	4,000,000	-
Cash repayment of long-term liabilities under hire-purchase agreements	(6,842)	(4,703)	(3,500)	(2,809)
Cash payment of liabilities for purchase of land	(2,000)	(3,000)	-	-
Net cash provided by (used in) financing activities	(5,004,521)	2,642,329	(4,854,865)	2,733,019
Net increase (decrease) in cash and cash equivalents	(2,710)	(82,717)	2,509	40,473
Cash and cash equivalents as at January 1	111,109	193,826	44,540	4,067
Cash and cash equivalents as at December 31	108,399	111,109	47,049	44,540
Supplemental cash flow information:				
Cash paid for interest	584,019	544,805	556,121	510,050
Cash paid for corporate income tax	20,601	20,225	516	532

Notes to the financial statements form an integral part of these statements

1. ECONOMIC TURMOIL

Thailand and many Asia Pacific countries continue to experience economic difficulties since 1997. The accompanying consolidated and Company's financial statements reflect management's current assessment of the possible impact of the economic conditions on the financial position of the Company and its subsidiaries.

2. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Sahaviriya Steel Industries Public Company Limited is a listed company in The Stock Exchange of Thailand with its head office located at 28/1 Prapawit Building, 2-3rd Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 9 Moo 7, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The Company is the manufacturer of hot rolled coils. As at December 31, 2003 and 2002, the Company has 816 and 753 employees, respectively. The staff costs for 2003 and 2002 are Baht 296 million and Baht 282 million, respectively.

Prachuap Port Company Limited, a subsidiary, is a registered company in Thailand with its head office located at 28/1 Prapawit Building, 6th Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 62 Moo 3, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The subsidiary provides deep-sea port services. As at December 31, 2003 and 2002, the subsidiary has 90 and 95 employees, respectively. The staff costs for 2003 and 2002 are Baht 35 million and Baht 30 million, respectively.

West Coast Engineering Company Limited, a subsidiary, is a registered company in Thailand with its head office located at 28/1 Prapawit Building, 3rd Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 9 Moo 7, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The subsidiary provides engineering design and supervision services including repair and maintenance services. As at December 31, 2003 and 2002, the subsidiary has 270 and 225 employees, respectively. The staff costs for 2003 and 2002 are Baht 86 million and Baht 69 million, respectively.

In 2001, the decrease in selling prices of hot rolled steel decreased due to low global prices and dumping from many countries affected the Company and its subsidiaries' operations. Therefore, since 2002, the Government has continuously issued various measures regarding the antidumping and countervailing of imported goods as follows:

1. On January 25, 2002, the Government, by the Board of Investment, issued the announcement regarding the imposition of surcharges on imported flat rolled product of iron or non alloy hot rolled steel at 25% of CIF value of customs tariff with the effect for the period of six months which expired on July 28, 2002.

2. On July 23, 2002, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce approved the imposition of antidumping measure according to Section 31 of the Antidumping and Countervailing Act B.E. 2542 for coil or non-coil hot rolled steel originated from 14 countries by requiring guarantees at the rate of 30% of CIF value for the period of six-months after the imposition of surcharges on imported hot rolled steel according to the Board of Investment's Announcement, as described in Item 1, had expired.

.../2

3. On November 8, 2002, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 41, 42, and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement of antidumping for coil or non-coil hot rolled steel originated from 14 countries by requiring temporarily payment of duties or letter of guarantee by factory or country at various determined rates, which minimum and maximum determined rates were in the range between 5.98% to 136.50% of CIF value, for the period of four months from November 18, 2002.

4. On March 10, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement to extend the temporary measure as mentioned in Item 3 for another 2 months.

5. On May 22, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 7, 49, 51, 53, 57 and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement that the Committee had an ultimate judgement on May 16, 2003 that there were a dumping and a damage from the dumping of coil and non-coil hot rolled steel originated from 14 countries according to Section 19 (1) of the Antidumping and Countervailing Act B.E. 2542, thus the antidumping duties are imposed which minimum and maximum rates are in the range between 3.45% to 128.11% of CIF value for the period of 5 years from May 22, 2003, except the imported hot rolled steel for re-export.

6. On July 11, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the exemption of antidumping duties for coil and non-coil hot rolled steel imported for cold-rolling and further processing for downstream users and assigned the Department of Foreign Trade to monitor the import under the pre-determined volume for the period of 5 years from July 21, 2003 to May 26, 2008.

As a result of continuous measures of the Government as mentioned above, the Company has significant amount of profit from its operations attributable to significant increase in sales volume, which not only domestic demand for hot rolled steel increased from economic recovery in construction and auto-mobile industries but also the average prices of hot rolled steel increased according to rising global prices. In addition, the Company has higher volume of export with the export prices higher than domestic prices.

3. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

3.1 The consolidated and Company's financial statements are presented in accordance with the Notification of the Department of Commercial Registration (Currently the Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2544" to be effective for financial statements covering the period beginning on or after January 1, 2002.

The Company prepares its financial statements in conformity with accounting principles and practices generally accepted in Thailand.

3.2 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

.../3

3.3 The consolidated and Company's financial statements are presented in accordance with the Explanation of Department of Business Development dated November 5, 2003 regarding "The Brief Particulars in the Financial Statements (No.2) B.E.2546" by presenting the premium on ordinary shares in the net amount after offsetting with the discount on ordinary shares in the financial statements for the year 2003. Such reclassification has been made to the financial statements for the year 2002 to conform to the classification used in the current year's financial statements.

3.4 For the year ended December 31, 2003, the financial statements have disclosed additional information regarding related party transactions in Note 18 to the financial statements, thus, the financial statements for the year ended December 31, 2002 have also disclosed such additional information to be in accordance with the disclosure in the 2003 financial statements.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Company recognizes income from sales when goods are delivered to the customers in accordance with the delivery term in the sale contracts.

The subsidiaries recognize income from services when services are rendered to their customers.

4.2 Cash and cash equivalent include cash in hand and all types of deposits at banks and at financial institutions with original maturities of 3 months or less, excluding cash at banks used as collateral.

4.3 Current investments include time deposits at banks and financial institutions, and investment units in an open-end mutual fund which are classified as securities for trading and stated at fair value. Gain or loss on the change in fair value is recognized as income or expense in the statement of income.

4.4 Allowance for doubtful accounts is based on management's evaluation of accounts which are considered uncollectable. Allowance for doubtful accounts is provided at 100% for overdue balances exceeding 6 months.

4.5 Inventories are stated at cost or net realizable value whichever is the lower. Raw materials, rolls, which are part of consumable goods, and finished goods are stated at cost by the specific identification method. Other inventories are stated at cost by the weighted average method.

4.6 Property is stated at revalued amount. Plant and equipment are stated at revalued amount less accumulated depreciation.

The Company and Prachuap Port Company Limited engaged an independent professional appraiser to appraise certain land, buildings, machinery, berth and berth facilities. The increment resulting from the appraisal was recorded in the account as unrealized increment per assets appraisal and is presented as a component of shareholders' equity.

.../4

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, except for machinery and equipment in production line of the Company, which is calculated by production based method, and machinery and computer equipment of West Coast Engineering Company Limited, which is calculated by the double declining method, as follows:

Land improvement	5 Years
Leasehold right for land	10 Years
Leasehold improvement	5 Years
Buildings	20 Years
Machinery and equipment in production line	Production units
Hot Rolled Coil Strip Mill	Estimated at a total of 48 MT
Hot Finishing Line Mill	Estimated at a total of 14 MT
The Second Skin Pass Mill	Estimated at a total of 14 MT
Other machinery and equipment	5-10 Years
Office furniture and fixtures	5 Years
Vehicles	5 Years
Roads	5 Years
Berth and berth facilities	5-30 Years
Tug boats	5 Years

Depreciation for buildings, machinery and berth and berth facilities under appraisals is based on the estimated remaining useful lives and presented as a deduction from the unrealized increment per assets appraisal.

Interest on loan directly attributable to the construction of the project is capitalized as part of cost of the project until the construction is completed for use as intended.

4.7 Assets and liabilities denominated in foreign currencies are translated into Baht at rates of exchange prevailing at the transaction dates. All balances of assets, liabilities in foreign currencies and forward exchange contracts at the end of the year are converted into Baht at the reference exchange rates established by the Bank of Thailand at that date. All foreign exchange gains or losses are recognized in the statement of income.

The Company has adopted a policy to cover foreign currency exposure for certain liabilities by entering into forward exchange contracts with banks. Exchange differences between forward exchange contract rates and spot rates are deferred and amortized over the period of contracts, and included in the measurements of the purchases or sales.

4.8 Income tax expense is based on tax paid and accrued for the current period.

4.9 Basic earnings (loss) per share are calculated by dividing net income (loss) by the number of weighted average ordinary shares outstanding at the year end. In the case of a capital increase, the number of shares is weighted according to time of subscription received for the increase in issued and paid-up capital. In the case of debt securities conversion to ordinary shares, the number of shares is weighted according to time the Company ceases accruing its interest expenses.

Diluted earnings (loss) per share are calculated by adjusting the net income (loss) for the year with the effects of all potential ordinary shares. In case the potential ordinary shares would result in an antidilutive effect, the effects of such potential ordinary shares are ignored in calculating earnings per share and only basic earnings per share are presented.

As at December 31, 2003, the Company does not have potential ordinary shares for calculation of diluted earnings (loss) per share.

4.10 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

5. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

For the year ended December 31, 2003, non-cash transactions for investing activities and financing activities which are not shown in the statements of cash flows are as follows:

	CONSOLIDATED Baht'000	THE COMPANY ONLY Baht'000
- Investing activities		
Vehicles purchased under hire-purchase agreements	4,815	4,375
- Financing activities		
Ordinary shares increased from bond conversion	2,400,000	2,400,000
Increase in share discount from bond conversion	2,171,280	2,171,280

For the year ended December 31, 2002, non-cash transactions for investing activities which were not shown in the statements of cash flows were as follows:

	CONSOLIDATED Baht'000	THE COMPANY ONLY Baht'000
- Investing activities		
Vehicles purchased under hire-purchase agreements	3,393	1,890

6. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2003 Baht'000	2002 Baht'000	2003 Baht'000	2002 Baht'000
Finished goods	2,535,057	2,011,083	2,550,903	2,023,541
Raw materials	3,853,250	6,420,658	3,874,624	6,464,986
Spare parts and consumable goods	961,577	920,817	941,335	913,453
Goods in transit	1,352,362	1,868,041	1,352,362	1,868,041
	8,702,246	11,220,599	8,719,224	11,270,021
Less Provision for loss on diminution in value of spare parts and consumable goods	(268,807)	(230,789)	(268,807)	(230,789)
	8,433,439	10,989,810	8,450,417	11,039,232

As at December 31, 2003 and 2002, all finished goods and raw materials are pledged as collateral for short-term loans from banks (see Notes 9 and 10).

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of following:

	CONSOLIDATED					
	Balance As at January 1, 2003	Adjustments	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2003
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Cost and appraisal increase						
Land and land improvement	1,268,457	-	18,345	-	6,655	1,293,457
Land and land improvement - appraisal increase	3,902	-	4,365	-	-	8,267
Total	1,272,359	-	22,710	-	6,655	1,301,724
Accumulated depreciation						
Land improvement	(56,220)	-	(4,266)	-	-	(60,486)
Land improvement - appraisal increase	-	-	(744)	-	-	(744)
Total	(56,220)	-	(5,010)	-	-	(61,230)
Land and land improvement - net	1,216,139	-	17,700	-	6,655	1,240,494
Cost						
Leasehold right for land	12,325	-	-	-	-	12,325
Accumulated depreciation						
Leasehold right for land	(10,424)	-	(1,232)	-	-	(11,656)
Leasehold right for land - net	1,901	-	(1,232)	-	-	669
Cost						
Leasehold improvement	2,982	-	-	-	-	2,982
Accumulated depreciation						
Leasehold improvement	(2,982)	-	-	-	-	(2,982)
Leasehold improvement - net	-	-	-	-	-	-
Cost and appraisal increase						
Buildings	1,174,149	-	574	(2,760)	11,079	1,183,042
Buildings - appraisal increase	346,078	65,540	4,498	(664)	-	415,452
Total	1,520,227	65,540	5,072	(3,424)	11,079	1,598,494
Accumulated depreciation						
Buildings	(468,329)	-	(62,096)	637	-	(529,788)
Buildings - appraisal increase	(104,992)	(65,540)	(22,591)	196	-	(192,927)
Total	(573,321)	(65,540)	(84,687)	833	-	(722,715)
Buildings - net	946,906	-	(79,615)	(2,591)	11,079	875,779

CONSOLIDATED (CONTINUED)

	Balance As at January 1, 2003	Adjustments	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2003
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Cost and appraisal increase						
Machinery and equipment	10,632,739	-	57,372	(65,521)	39,487	10,664,077
Machinery and equipment - appraisal increase	9,782,486	(2,952,774)	-	(44,375)	-	6,785,337
Total	20,415,225	(2,952,774)	57,372	(109,896)	39,487	17,449,414
Accumulated depreciation						
Machinery and equipment	(2,301,824)	-	(459,130)	12,647	8,094	(2,740,213)
Machinery and equipment - appraisal increase	(4,417,422)	2,952,774	(291,876)	10,037	2	(1,746,485)
Total	(6,719,246)	2,952,774	(751,006)	22,684	8,096	(4,486,698)
Machinery and equipment - net	13,695,979	-	(693,634)	(87,212)	47,583	12,962,716
Cost						
Machinery and equipment - others	157,411	-	18,433	(1,058)	34,220	209,006
Accumulated depreciation						
Machinery and equipment - others	(125,814)	-	(15,936)	728	(8,104)	(149,126)
Machinery and equipment - others - net	31,597	-	2,497	(330)	26,116	59,880
Cost						
Office furniture and fixtures	153,775	-	16,253	(2,487)	1,232	168,773
Accumulated depreciation						
Office furniture and fixtures	(115,370)	-	(15,379)	2,407	(18)	(128,360)
Office furniture and fixtures - net	38,405	-	874	(80)	1,214	40,413
Cost						
Vehicles	54,487	-	6,878	(2,809)	-	58,556
Accumulated depreciation						
Vehicles	(29,075)	-	(8,769)	1,996	-	(35,848)
Vehicles – net	25,412	-	(1,891)	(813)	-	22,708
Cost and appraisal increase						
Roads	21,591	-	-	(2,868)	17,738	36,461
Roads – appraisal increase	16,184	(5,484)	31	-	-	10,731
Total	37,775	(5,484)	31	(2,868)	17,738	47,192
Accumulated depreciation						
Roads	(18,739)	-	(2,094)	-	-	(20,833)
Roads – appraisal increase	(5,484)	5,484	(938)	-	-	(938)
Total	(24,223)	5,484	(3,032)	-	-	(21,771)
Roads – net	13,552	-	(3,001)	(2,868)	17,738	25,421

.../8

CONSOLIDATED (CONTINUED)

	Balance As at January 1, 2003 Baht'000	Adjustments Baht'000	Additions Baht'000	Deductions Baht'000	Transfers between accounts Baht'000	Balance as at December 31, 2003 Baht'000
Cost and appraisal increase						
Berth and berth facilities	990,646	-	-	-	(10,744)	979,902
Berth and berth facilities - appraisal increase	201,524	-	198,355	-	37,175	437,054
Total	1,192,170	-	198,355	-	26,431	1,416,956
Accumulated depreciation						
Berth and berth facilities	(318,763)	-	(33,987)	-	7,674	(345,076)
Berth and berth facilities - appraisal increase	(34,858)	-	(79,911)	-	(34,105)	(148,874)
Total	(353,621)	-	(113,898)	-	(26,431)	(493,950)
Berth and berth facilities - net	838,549	-	84,457	-	-	923,006
Cost						
Tug boats	106,155	-	1,400	-	-	107,555
Accumulated depreciation						
Tug boats	(43,213)	-	(13,414)	-	-	(56,627)
Tug boats - net	62,942	-	(12,014)	-	-	50,928
Total cost	14,574,717	-	119,255	(77,503)	99,667	14,716,136
Total appraisal increase	10,350,174	(2,892,718)	207,249	(45,039)	37,175	7,656,841
Total	24,924,891	(2,892,718)	326,504	(122,542)	136,842	22,372,977
Total accumulated depreciation - cost	(3,490,753)	-	(616,303)	18,415	7,646	(4,080,995)
Total accumulated depreciation - appraisal increase	(4,562,756)	2,892,718	(396,060)	10,233	(34,103)	(2,089,968)
Total	(8,053,509)	2,892,718	(1,012,363)	28,648	(26,457)	(6,170,963)
Property, plant and equipment - net	16,871,382					16,202,014
Construction in progress	52,614	-	865,208	-	(110,385)	807,437
Total property, plant and equipment	16,923,996					17,009,451
Depreciation for the year excluded depreciation from unrealized increment per assets appraisal						
2003						616,303
2002						601,369

.../9

THE COMPANY ONLY

	Balance As at January 1, 2003	Adjustments	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2003
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Cost and appraisal increase						
Land and land improvement	751,079	-	18,368	-	4,550	773,997
Land - appraisal increase	3,902	-	-	-	-	3,902
Total	754,981	-	18,368	-	4,550	777,899
Accumulated depreciation						
Land improvement	(52,211)	-	(3,066)	-	-	(55,277)
Land and land improvement - net	702,770	-	15,302	-	4,550	722,622
Cost						
Leasehold right for land	12,325	-	-	-	-	12,325
Accumulated depreciation						
Leasehold right for land	(10,424)	-	(1,233)	-	-	(11,657)
Leasehold right for land - net	1,901	-	(1,233)	-	-	668
Cost						
Leasehold improvement	2,982	-	-	-	-	2,982
Accumulated depreciation						
Leasehold improvement	(2,982)	-	-	-	-	(2,982)
Leasehold improvement - net	-	-	-	-	-	-
Cost and appraisal increase						
Buildings	1,112,126	-	430	(1,785)	7,943	1,118,714
Buildings - appraisal increase	346,078	65,540	-	(664)	-	410,954
Total	1,458,204	65,540	430	(2,449)	7,943	1,529,668
Accumulated depreciation						
Buildings	(460,057)	-	(57,014)	526	-	(516,545)
Buildings - appraisal increase	(104,992)	(65,540)	(20,576)	196	-	(190,912)
Total	(565,049)	(65,540)	(77,590)	722	-	(707,457)
Buildings - net	893,155	-	(77,160)	(1,727)	7,943	822,211
Cost and appraisal increase						
Machinery and equipment	10,535,848	-	56,586	(65,361)	47,042	10,574,115
Machinery and equipment - appraisal increase	9,782,487	(2,952,775)	-	(44,375)	-	6,785,337
Total	20,318,335	(2,952,775)	56,586	(109,736)	47,042	17,359,452
Accumulated depreciation						
Machinery and equipment	(2,247,946)	-	(447,611)	12,487	-	(2,683,070)
Machinery and equipment - appraisal increase	(4,417,422)	2,952,775	(291,876)	10,037	1	(1,746,485)
Total	(6,665,368)	2,952,775	(739,487)	22,524	1	(4,429,555)
Machinery and equipment - net	13,652,967	-	(682,901)	(87,212)	47,043	12,929,897

.../10

THE COMPANY ONLY

	Balance As at January 1, 2003	Adjustments	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2003
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Cost						
Machinery and equipment - others	161,329	-	10,377	(357)	11,773	183,122
Accumulated depreciation						
Machinery and equipment - others	(126,467)	-	(11,469)	314	(10)	(137,632)
Machinery and equipment - others - net	34,862	-	(1,092)	(43)	11,763	45,490
Cost						
Office furniture and fixtures	132,490	-	14,585	(2,386)	728	145,417
Accumulated depreciation						
Office furniture and fixtures	(105,712)	-	(10,885)	2,349	(18)	(114,266)
Office furniture and fixtures - net	26,778	-	3,700	(37)	710	31,151
Cost						
Vehicles	30,869	-	5,663	(2,810)	-	33,722
Accumulated depreciation						
Vehicles	(20,263)	-	(4,153)	1,995	-	(22,421)
Vehicles - net	10,606	-	1,510	(815)	-	11,301
Cost and appraisal increase						
Roads	15,256	-	-	-	965	16,221
Roads - appraisal increase	16,184	(5,484)	-	-	-	10,700
Total	31,440	(5,484)	-	-	965	26,921
Accumulated depreciation						
Roads	(15,256)	-	(193)	-	-	(15,449)
Roads - appraisal increase	(5,484)	5,484	(930)	-	-	(930)
Total	(20,740)	5,484	(1,123)	-	-	(16,379)
Roads – net	10,700	-	(1,123)	-	965	10,542
Total cost	12,754,304	-	106,009	(72,699)	73,001	12,860,615
Total appraisal increase	10,148,651	(2,892,719)	-	(45,039)	-	7,210,893
Total	22,902,955	(2,892,719)	106,009	(117,738)	73,001	20,071,508
Total accumulated depreciation - cost	(3,041,318)	-	(535,624)	17,671	(28)	(3,559,299)
Total accumulated depreciation - appraisal increase	(4,527,898)	2,892,719	(313,382)	10,233	1	(1,938,327)
Total	(7,569,216)	2,892,719	(849,006)	27,904	(27)	(5,497,626)
Property, plant and equipment - net	15,333,739					14,573,882
Construction in progress	41,444	-	519,255	-	(72,974)	487,725
Total property, plant and equipment	15,375,183					15,061,607
Depreciation for the year excluded depreciation from unrealized increment per assets appraisal						
2003						535,624
2002						534,493

.../11

7.1 As at December 31, 2003 and 2002, certain land, buildings and machinery representing approximately 89% and more than 90%, respectively of the total value of such assets are mortgaged as collateral for bank overdrafts, loans from banks, long-term loans and debentures (see Notes 9, 10, 11 and 12).

7.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first appraisal in 1997. In 2003, Prachuap Port Company Limited engaged such company to reappraise its berth and berth facilities for the second time after the first appraisal in 1998. The appraisal reports submitted by the appraiser were as of December 11, 2002 and August 28, 2003, respectively.

The results of the second appraisals of the Company and subsidiary were as follows:

		Baht : '000
	The Company only	**Subsidiary**
Appraisal increment (decrement) – net		
Land	3,902	3,689
Buildings	241,085	(85)
Machinery	5,365,065	-
Facilities	10,700	128,495

The increment from the appraisal was recorded in the account as unrealized increment per assets appraisal and was included as part of shareholders' equity. The decrease was recorded in the statement of income for the year the revaluation was carried out.

The method of appraisal for the value of buildings, machinery and berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

In addition, the Company and such subsidiary evaluate the recoverable amounts by using the discounted cash flow method, and expect that the recoverable amounts were higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at December 31, 2003 and 2002, the Company, subsidiary and related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY				
			2003		
	Land	**Building**	**Machinery**	**Berth and Facilities**	**Total**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
Unrealized increment per assets appraisal of :					
The Company	3,902	220,041	5,038,852	9,770	5,272,565
The subsidiary	1,847	1,266	-	146,984	150,097
The related company	-	-	561,621	-	561,621
	5,749	221,307	5,600,473	156,754	5,984,283

.../12

	CONSOLIDATED AND THE COMPANY ONLY				
	2002				
	Land	Building	Machinery	Berth and Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	241,085	5,365,065	10,700	5,620,752
The subsidiary	-	-	-	86,566	86,566
The related company	-	-	561,621	-	561,621
	3,902	241,085	5,926,686	97,266	6,268,939

7.3 The Company has the assets which are fully depreciated but still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Cost of assets (excluded appraisal increase) before fully depreciated but still in use	335,910	332,336	255,332	255,167

7.4 The adjustments are due to the miscalculation of revaluation increase and related depreciation, which has no effect on net book value of assets and net income (loss).

7.5 The Company may be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 24.5 million, located on the leased land under dispute. Currently, the case is pending in the Supreme Court.

7.6 The Company and subsidiary capitalized interest expenses incurred from loans for the construction of projects as part of cost of assets in the amount of Baht 4.5 million in 2003.

8. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	CONSOLIDATED		THE COMPAMY ONLY	
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	Baht'000	Baht'000	Baht'000	Baht'000
Deposits	68,592	8,535	13,004	5,947
Receivable from cancellation of shipbuilding contract	110,650	143,713	-	-
	179,242	152,248	13,004	5,947
Less Allowance for doubtful account - Receivable from cancellation of shipbuilding contract	(110,650)	(143,713)	-	-
	68,592	8,535	13,004	5,947

Receivable from cancellation of shipbuilding contract represented the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. In 2002 and 2003, the subsidiary received total repayment of USD 1.3 million or Baht 57.31 million. However, the subsidiary has provided for the allowance for doubtful debt in full for the remaining amount as at December 31, 2003, due to the uncertainty of the recoverability.

.../13

9. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at December 31, 2002, the Company had short-term loans from financial institutions including the revolving short-term loan facilities with a maximum amount of Baht 3,210 million, which were carried over from debt restructuring on June 30, 1999 and trade financing loans which represented short-term trade financing from financial institutions after debt restructuring with a credit limit of Baht 4,200 million. The trade financing facilities included letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee.

As at December 31, 2003, the Company has short-term loans from financial institutions according to the new loan agreement dated September 15, 2003 with a total maximum credit limit of Baht 17,000 million. The trade financing facilities include bank overdraft, letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Note 6).

As at December 31, 2003 and 2002, the Company has unused credit facilities of Baht 8,605 million and Baht 294 million, respectively, from the revolving trade financing. Commission and withdrawal terms are in accordance with the new long-term loan agreement and the debt restructuring agreement, respectively.

10. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Loan repayable semi-annually from December 2004 onwards	-	10,848,769	-	10,848,769
Loan repayable semi-annually from March 2005 onwards	5,600,000	-	5,600,000	-
Loan repayable semi-annually from September 2005 onwards	800,000	-	800,000	-
Loan repayable monthly from April 2002 - May 2003 and semi-annually from June 2003 onwards	548,770	773,083	-	-
Loan repayable monthly from March 2005 onwards	80,000	-	-	-
Loan which may be forgiven	-	112,959	-	-
	7,028,770	11,734,811	6,400,000	10,848,769
Less Current portion	(240,663)	(220,760)	-	-
	6,788,107	11,514,051	6,400,000	10,848,769
Deferred interest expenses	5,909	858,314	-	847,657
	6,794,016	12,372,365	6,400,000	11,696,426

The Company and subsidiary have long-term loan agreements and changes during the year as follows:

1. On June 30, 1999, the Company and the financial institution lenders entered into a debt restructuring agreement to modify the terms of short-term and long-term loans in the total amount of Baht 16,843 million. The post-restructuring loans consisted of the following:

   1.1 Long-term loans in the total amount of Baht 11,233 million with 12-year, 15-year and 20-year maturity, fixed interest rate during the first two years at an average interest rate of 5.2% per annum, interest rate during years 3 - 5 at the average 3-month fixed deposit rates of lending banks plus a margin of 0 - 1.5% per annum and interest rate from the sixth year onwards at an average MLR of the lending banks. Interest was payable quarterly. There was a 5-year grace period for principal repayment. Principal repayment in equal semi-annual installments started from December 30, 2004.

   1.2 Baht-denominated convertible debentures in the amount of Baht 2,400 million, divided into 10 series of Baht 240 million each with maturity on June 30, 2005 to 2014, respectively. Such convertible debentures could be converted into the Company's ordinary shares anytime over the periods of convertible debentures at an initial conversion price of Baht 5.25 per ordinary share. Such convertible debentures had fixed interest rate during the first 3 years at 1% per annum, payable annually, and interest rate from the fourth year onwards at an average MLR of lending banks, payable quarterly. On October 17, 2000, the Company issued Baht-denominated convertible debentures in amount of Baht 2,400 million according to the Company's debt restructuring agreement, and paid long-term loan amount of Baht 2,400 million on the same day (see Note 12).

   1.3 Short-term loan in the amount of Baht 3,210 million, interest rate at an average MLR of lending banks, payable monthly. In the event that this loan was partially repaid, the Company might redraw up to Baht 500 million. In addition, the lending banks provided new revolving trade finance of Baht 4,200 million to the Company for its working capital which could be adjusted in accordance with the Company's operational performance (see Note 9).

   The above short-term and long-term loans and the Baht-denominated convertible debentures were secured by the first to the third rank mortgage of land and buildings and the first to the fifth rank mortgage of machinery which represented more than 90% of total value of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds of assets of the Company to the lenders. In addition, the short-term loans were secured by the pledge of raw materials and finished products owned by the Company (see Note 6). The debt restructuring agreement contained certain covenants regarding the operations, financial position and prohibition of dividend payments before July 1, 2002 and before the Company prepaid or repaid certain amounts of principal of long-term loans. The agreement also included the covenants forbidding the Company to pledge its investment in shares or create any obligation thereon, and required the Company to enter into a contract for the use of the port with Prachuap Port Company Limited for a period of 20 years.

   Additionally, the debt restructuring agreement required the Company to calculate the debt service coverage ratio every 6 months commencing from July 1, 2002 onward. In the case the debt service coverage ratio was higher than 1.25 times, the Company had to make a prepayment of loans in the amount equal to half of the cash flow which was in excess of such ratio of 1.25 times. For the first six-month ended December 31, 2002, the Company had cash flows and the debt service coverage ratio higher than the forecast as per the debt restructuring plan, thus the Company had to make a prepayment of loans in the amount of Baht 1,304 million within May 15, 2003, which, as at December 31, 2002, the reclassification had not been made to the financial statements to present such amount as current liability as the management was then in the process of obtaining debt compliance waiver from its creditors with respect to a specific debt covenant. However, in the six-month period ended June 30, 2003, the Company agreed to make a prepayment to the creditors and paid Baht 1,304 million to the creditors within the period as described above.

.../15

For the six-month period ended June 30, 2003, the Company had cash flows and the debt service coverage ratio higher than the forecast as per the debt restructuring plan, the Company thus had to make a prepayment of loans in the amount of Baht 899 million within November 12, 2003. However, this amount was included into long-term loans according to the new credit facilities agreement dated September 15, 2003.

2. On September 15, 2003, the Company and the existing lenders have entered into the new credit facilities agreement by revising the credit limits of both short-term and long-term loans, interest rates, and term of principal payments to be more properly, and allowing the Company to have additional credit facilities with other financial institutions. The details of such loans are as follows:

 2.1 Long-term loans amounting to Baht 8,000 million with the existing lenders which consist of convertible debentures of Baht 2,400 million (see Note 12) and long-term loan of Baht 5,600 million with 10-year maturity, interest rates at an average MLR less 1.5% per annum from the agreement date to the third year, at an average MLR less 1% per annum from the third year to the fifth year and at an average MLR less 0.5% per annum from the fifth year onwards, such interest rates must not be less than interest rate of secured debentures (see Note 11) plus 0.75% per annum. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from March 31, 2005.

 2.2 Short-term loan with maximum credit of Baht 17,000 million with the existing lenders and other financial institutions (see Note 9).

Subsequently, on December 29, 2003, the Company and the existing lenders have entered into the credit facility agreement for additional long-term loans of Baht 2,000 million with 3.5-year maturity and fixed interest rate at 3.75% per annum. The interest is payable semi-annually and principal repayment is payable in an equal amount semi-annually starting from July 2005. However, as at December 31, 2003, the Company has not yet made any withdrawal of such long-term loan.

Since the Company made a repayment of total debts under the restructuring agreement within 2003, the Company thus has reversed deferred interest expense of Baht 1,034 million, which was the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the date the Company made a repayment of total debts per the agreement. The amount was shown as gain from early extinguishment of debts in the statements of income.

3. On September 11, 2003, the Company has entered into a long-term loan agreement with a financial institution amounting to Baht 1,000 million with 10-year maturity, fixed interest rate at 4% per annum from the agreement date to September 30, 2008 and at an average MLR less 0.5% per annum from October 1, 2008 onwards. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from September 30, 2005. As at December 31, 2003, the Company has already made a withdrawal of Baht 800 million.

Such loans per items 2 and 3 are secured by the mortgage of land, buildings, machinery and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Notes 6 and 7.1).

.../16

4. Prachuap Port Company Limited, a subsidiary, entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt included :

4.1 Extension of all long-term and short-term loan principal amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 9-year maturity, 3-year grace period of principal repayment, principal repayment monthly in the fourth year from April 2002 and principal repayment every 6 months starting from the fifth year on June 30, 2003 with interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank.

4.2 Modification of terms of payment of Baht 199 million accrued interest into Baht 86 million long-term loan with maturity of 3 years and 1 month, 2-year grace period for principal repayment, no interest charge during the whole life of loan and monthly principal repayment starting from the third year on April 30, 2001. The remaining Baht 113 million is considered as debt forgiveness, provided that the such subsidiary complies with the terms of debt restructuring agreement and makes payments in full for the two portions of long-term loan. Such loan is guaranteed by certain directors and the mortgage of land, as collateral.

Subsequently, such subsidiary received the letter from the bank to forgive the debt of Baht 113 million, which was effective on October 1, 2003, therefore the subsidiary recognized such amount as gain from debt forgiven in the statements of income for the year ended December 31, 2003.

Deferred interest expenses represent the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the balance sheet date.

5. On September 5, 2003, such subsidiary has entered into the new long-term loan agreement with a commercial bank totaling Baht 650 million with 6 year maturity, and bearing interest rate at 3 month fixed deposit rate of the bank plus 3%, 3.5%, 4% per annum for the first two year, the third year, and the fourth year onward, respectively. Interest is payable monthly and the grace period for principal is one and a half years, which will be ended in February 2005. The first installment payment will be due on the last working day of March 2005 and the following installment payment will be payable at the end of each month. Such long-term loan is secured by the mortgage of land and building and expanding berth construction. As at December 31, 2003, such subsidiary has already made a withdrawal of Baht 80 million.

11. DEBENTURES

Debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Debentures	4,000,000	-	4,000,000	-

.../17

On September 17, 2003, the Company had proceeds from sales of debentures to institutional investors totaling Baht 4,000 million with detail as follows:

1. Secured amortizing debentures No. 1 series 1 of 1,800,000 units with total value of Baht 1,800 million with 3.5 years maturity, which principal will be equally redeemed semi-annually starting from March 17, 2005 and will be due in 2007. The interest rate is fixed at 3.5% per annum and payable semi-annually.

   Secured amortizing debentures No. 1 series 2 of 1,450,000 units with total value of Baht 1,450 million with 4.5 years maturity, which principal will be equally redeemed semi-annually starting from September 17, 2007 and will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 2.75% per annum and payable semi-annually.

2. Secured debentures No. 2 of 750,000 units with total value of Baht 750 million with 5 years maturity after issuing date of debentures, which will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 3% per annum and payable semi-annually.

The debentures are secured by the mortgage of land, buildings, and machinery at current production capacity (see Note 7.1) and machinery, which will be acquired for production capacity expansion project. The proceeds from these debentures were used to repay a portion of long-term loans under restructuring debts agreement as part of conditions of the new credit facilities agreement.

12. CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Convertible debentures	-	2,400,000	-	2,400,000
Deferred interest expenses	-	182,151	-	182,151
	-	2,582,151	-	2,582,151

Convertible debentures were secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds on the Company's assets to the lenders.

Equity component part of convertible debentures had not been separately presented from the liability component part in the balance sheet because the carrying amounts of liability and equity elements could not be reasonably measured at the date of issuance.

On December 25 and 29, 2003, convertible debentures' holders converted all convertible debentures into 457.128 million ordinary shares at the conversion price at Baht 5.25 per share. (see Note 13)

The Company thus reversed deferred interest expense for the convertible debentures' portion of Baht 152.2 million which was the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the date of conversion. The amount was shown as gain from conversion of convertible debentures in the statements of income.

13. SHARE CAPITAL

On December 25 and 29, 2003, the holders of convertible debentures converted all debentures into ordinary shares of 457.128 million shares at the conversion price of Baht 5.25 per share (see Note 12). The Company registered the increases in issued and paid-up capital with the Department of Business Development on December 25 and 29, 2003 resulting in an increase of issued and paid-up capital from Baht 8,530 million to Baht 13,101.28 million and having discount on share capital of Baht 2,171.28 million.

14. PROVIDENT FUND

The Company established Provident fund and registered according to Provident Fund Act, B.E. 2530 (1987) and Provident Fund Act (No.2), B.E. 2542 (1999).

For the years ended December 31, 2003 and 2002, the Company and subsidiary's contributions included in selling and administration expenses are Baht 12.9 million and Baht 11.7 million, respectively.

15. FOREIGN EXCHANGE RISK MANAGEMENT

As at December 31, 2003 and 2002, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		2003	2002
Assets	- US Dollar	12,601,271	9,845,498
Liabilities	- US Dollar	24,673,997	94,498,944
	- Italian Lira	51,770,995	76,270,995
	- Deutsche Mark	16,159	26,479
	- Yen	37,600	7,982,600
	- Euro	268,800	170,460
	- Pound Sterling	13,675	22,368
	- Swiss Franc	396	-

As at December 31, 2003, the Company did not enter into any hedging contracts to cover assets which are due for receipt in 2004 or for liabilities which are due in 2004.

As at December 31, 2002, the Company did not enter into any hedging contracts to cover assets which were due for receipt in 2003, but the Company entered into hedging contracts of US$ 11.9 million for liabilities which were due in 2003.

16. THE INVESTMENT PROMOTION RIGHTS AND PRIVILEGES

The Company was incorporated on March 13, 1990, and commenced its operations on April 23, 1994.

The Company was granted certain rights and privileges as a promoted industry under the Investment Promotion Act B.E. 2520 (1977) according to the promotional certificate No. 1140/2533 dated August 8, 1990 and its amendments, including exemption from customs duties for machinery, reduction in customs duties on raw materials, and exemption from company income tax for a period of 8 years from the date the Company receiving the revenues from the promoted business. Such rights and privileges expired on April 22, 2002. In addition, the Company has a corporate tax exemption for profit derived from the promoted business at the rate of 50% of normal rate for the 5 years period after April 22, 2002.

Subsequently, on October 15, 2002, the Company is granted certain additional rights and privileges according to the promotional certificate No.6507/2545 (14-1140/2533) including exemption from customs duties for raw materials and consumable parts in production for the purpose of export at the defined period.

Prachuap Port Company Limited, a subsidiary, was incorporated on October 4, 1990, and commenced its operations on February 18, 1994.

The subsidiary received the investment promotion certificate No. 8002/2537 dated January 17, 1994 which the Board of Investment approved the promotion for the port service business. Significant rights and privileges received were the exemption from customs duties for machinery as approved by the Board of Investment and the exemption from company income tax for the period of 8 years from the date of the subsidiary receiving the revenues from the promoted business. Such rights and privileges expired on February 17, 2002.

Subsequently, the subsidiary received the investment promotion certificate No. 1484(2)/2545 dated July 31, 2002, which the Board of Investment approved the promotion for the high-power tug boat service for public transportation and large products by receiving the reduction in customs duties for machinery and the exemption from company income tax on profit derived from the promoted business which is not over 100% of its investment for the period of 5 years from the date of the subsidiary receiving revenues from the promoted business. Such rights and privileges will be expired on September 30, 2007.

Shareholders of the Company and subsidiary will receive exemption from tax on dividends received during the period in which the Company and subsidiary is granted exemption from company income tax.

The Company and subsidiary thus have to comply with certain conditions contained in the promotion certificates.

.../20

17. REVENUES OF A PROMOTED INDUSTRY

Based on the Announcement of the Board of Investment No. Por 14/2541 dated December 30, 1998 regarding reporting on revenues of a promoted industry, the Company is required to report separately revenues from domestic sales and export sales and promoted and non-promoted businesses. For the year ended December 31, 2003, the required information is as follows:

	CONSOLIDATED		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	2,559,905	-	2,559,905
Domestic sales	26,536,518	229,607	26,766,125
Income from services	201,508	29,852	231,360
	29,297,931	259,459	29,557,390

	THE COMPANY ONLY		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	2,559,905	-	2,559,905
Domestic sales	26,536,518	226,047	26,762,565
	29,096,423	226,047	29,322,470

Revenues from promoted and non-promoted businesses for the year ended December 31, 2002 was as follows:

	CONSOLIDATED		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	2,485,915	-	2,485,915
Domestic sales	21,229,050	-	21,229,050
Income from services	210,215	43,133	253,348
	23,925,180	43,133	23,968,313

	THE COMPANY ONLY		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	2,485,915	-	2,485,915
Domestic sales	21,229,050	-	21,229,050
	23,714,965	-	23,714,965

.../21

18. TRANSACTIONS WITH RELATED PARTIES

The Company and subsidiaries have transactions with related parties. These parties are investee companies having mutual directors or companies which directors are major shareholders and/or have common directors, and employees' savings cooperative. The financial statements reflect the effects of these transactions on the basis determined by the companies concerned and are in the ordinary course of business.

18.1 Investments in subsidiary, associated, and related parties

						2003		
	Types of business	Relationship	Issued and paid up capital	% of Shareholding	Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	99,508	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	667,635	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	1,328,764	561,621	-

						2002		
	Types of business	Relationship	Issued and paid up capital	% of Shareholding	Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance service	Shareholder	75,000	99.99	75,000	105,358	-	-
Prachuap Port Company Limited	Deep-sea port services	Shareholder	400,000	51.00	204,000	413,384	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled Coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	1,080,363	561,621	-

18.2 Loans and advances between the Company and subsidiary, associated, and related parties

	Balance as at December 31 2002 Baht'000	Additions Baht'000	Repayments/ Settlements Baht'000	Balance as at December 31 2003 Baht'000
CONSOLIDATED				
Short-term loan				
Related parties	-	3,000	-	3,000
Advances				
Related parties	60	51	(60)	51
Total	60	3,051	(60)	3,051
THE COMPANY ONLY				
Short-term loan				
Related parties	-	3,000	-	3,000
Advances				
Subsidiary company	77	11	(77)	11
Related parties	60	51	(60)	51
	137	62	(137)	62
Total	137	3,062	(137)	3,062

.../23

18.3 Business transactions

Transactions with related parties in the balance sheet are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Accounts and notes receivable – net				
Related parties	1,782,141	1,338,670	1,765,818	1,327,808
Other receivables				
Subsidiary company	-	-	423	259
Related parties	118	197	-	3
	118	197	423	262
Other current assets				
Subsidiary company	-	-	280	254
Related parties	14,966	16,762	14,415	16,335
	14,966	16,762	14,695	16,589
Other assets				
Related parties	4,840	4,840	3,591	3,591
Accounts payable				
Subsidiary company	-	-	23,467	31,514
Related parties	18,909	21,445	18,799	21,377
	18,909	21,445	42,266	52,891

.../24

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Accrued expenses				
Subsidiary company	-	-	17,730	14,985
Related parties	23,676	23,822	23,676	23,822
	23,676	23,822	41,406	38,807

Transactions with related parties in the statement of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties	13,002,487	9,461,163	13,001,942	9,461,163
Sales (raw material)				
Related parties	226,048	-	226,048	-
Service income				
Related parties	123,399	114,434	-	-
Other income (before deduction of the related costs)				
Subsidiary company	-	-	4,455	3,540
Related parties	181,604	172,181	179,155	171,880
	181,604	172,181	183,610	175,420

.../25

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Cost of sales				
Subsidiary company	-	-	391,681	469,446
Related parties	147,037	193,891	147,037	193,891
	147,037	193,891	538,718	663,337
Selling and administrative expenses				
Subsidiary company	-	-	27,259	23,545
Related parties	241,719	285,866	237,746	282,294
	241,719	285,866	265,005	305,839

The Company has policies to sell the products to shareholders' group and related parties at the same price sold to the third party.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are freight expenses are payable at the rates agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates approved by the Ministry of Transportation.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates agreed in the long-term maintenance service agreement and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

During 2003 and 2002, the Company employed West Coast Engineering Company Limited to construct additional fixed assets amounting to Baht 55.8 million and Baht 14.5 million, respectively.

.../26

19. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

19.1 As at December 31, 2003, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 - 6 months	1	211	-	-
6 - 12 months	1	6,207	1	6,207
Over 12 months	6	398,844	5	393,888
Total		405,262		400,095
Allowance for doubtful accounts recorded		405,051		400,095

As at December 31, 2002, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivables aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	6	400,444	5	393,888
Total		400,444		393,888
Allowance for doubtful accounts recorded		400,444		393,888

19.2 In 2002, Prachuap Port Company Limited had written off an unsecured loan to a related company with accrued interest totaling Baht 63 million which was inactive since 1996 and the allowance for doubtful accounts of such loan and accrued interest expense was provided in full in 1998.

19.3 As at December 31, 2002, Prachuap Port Company Limited had an advance and loan to director without collateral amounting to Baht 2.7 million. In 2003, the subsidiary received the repayment of such advance in full thus reversing the related allowance for doubtful account in full accordingly.

20. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of business	Revenues and other Income		Net Income (loss)		Assets employed	
		2003 Baht'000	2002 Baht'000	2003 Baht'000	2002 Baht'000	2003 Baht'000	2002 Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	30,981,360	23,985,780	4,702,447	3,433,424	27,950,276	29,563,910
West Coast Engineering Company Limited	Maintenance Services	327,137	302,200	2,903	17,115	175,270	160,526
Prachuap Port Company Limited	Deep-sea port services	508,002	464,506	360,105	338,229	2,034,056	1,773,698
		31,816,499	24,752,486	5,065,455	3,788,768	30,159,602	31,498,134
Less Inter-company transactions		(660,902)	(680,864)	(179,767)	(208,125)	(858,092)	(632,051)
		31,155,597	24,071,622	4,885,688	3,580,643		
Less Minority interest in net income (loss)				(183,241)	(147,219)		
Net income (loss)				4,702,447	3,433,424		
Total assets						29,301,510	30,866,083

.../27

21. COMMITMENTS AND CONTINGENCIES

21.1 The Company has commitments regarding the agreements for construction of plant, purchases of machinery and equipment including Pickling and Oiling Plant Project and related expenses amounting to approximately Baht 2,818 million and Baht 320 million as at December 31, 2003 and 2002, respectively.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately US$ 56.86 million and EUR 4.98 million as at December 31, 2003 and US$ 15.2 million as at December 31, 2002.

The two subsidiaries have commitments regarding capital expenditure and construction contract amounting to approximately Baht 451.96 million and Baht 6.4 million as at December 31, 2003 and 2002, respectively.

21.2 The Company and subsidiaries have contingent liabilities to banks for letters of guarantee issued on their behalf amounting to approximately Baht 94.4 million and Baht 93.5 million as at December 31, 2003 and 2002, respectively.

21.3 On April 9, 2003, Pongprasasana Sub-district Office filed a lawsuit against the Company regarding the usage of water from Bangsaphan Dam with the claim of Baht 19 million. The Company's legal advisor has an opinion that the Pongprasasana Sub-district Office has no right to charge for water usage. In addition, the Company has been continuously supporting for maintenance expense of the dam. Currently, the case is pending in the Prachuapkirikan Provincial Court.

22. DISCLOSURE OF FINANCIAL INSTRUMENTS

22.1 Accounting policies

Accounting policies have been disclosed in Note 4.

22.2 Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss. The Company believes that it has no credit risk with respect to concentrations due to the number of its customers which sell different types of products.

In the case of recognized financial assets in the balance sheet, the carrying amount of the assets recorded in the balance sheet, net of a portion of allowance for doubtful debts and short-term receivables, represents the Company and its subsidiaries maximum exposure to credit risk.

22.3 Foreign exchange risk

Foreign exchange risk arises from the change in foreign currency exchange rates to have an adverse effect on the Company in the current reporting period and in future years. The Company expects that there may be an effect from changes in exchange rates resulted from a portion of assets and liabilities in foreign currencies which has not been hedged.

Information related to forward contracts is disclosed in Note 15.

.../28

22.4 Interest rate risk

Interest rate risk arises from the potential change in interest rates having an adverse effect on interest expense of the Company and its subsidiaries in the current reporting period and in future years.

Information regarding interest rates and term of payments of long-term loans is disclosed in Notes 9, 10, 11 and 12.

22.5 Fair value of financial instruments

The following methods and assumptions are used by the Company and subsidiaries in estimating market value or fair value of financial instruments.

Cash in hand and at banks, short-term investments and accounts and notes receivable: For those with maturities not exceeding 90 days from December 31, 2003 and 2002, the carrying amounts approximate their fair values; for those with maturities exceeding 90 days, the fair values are estimated using the discounted cash flows analysis based on the current savings deposit rate.

Investment: Fair value for listed securities is based on quoted market prices. The current net assets values of non-listed securities, the fair values are estimated using the discounted cash flows analysis based on the current interest rates for similar types of borrowing arrangements.

Bank overdrafts and loans from financial institutions: The carrying amount of these financial liabilities which bear floating rates of interest approximates their fair values.

Accounts and notes payable: For those with maturities not exceeding 90 days from December 31, 2003 and 2002, the carrying amounts approximate their fair values. For those with maturities exceeding 90 days including long-term loans and convertible debentures, the fair values are estimated using the discounted cash flows analysis based on the current interest rates for similar types of borrowing arrangements.

As at December 31, 2003, the carrying values of financial assets and liabilities which are different from the fair values, are as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	Carrying Value Baht'000	**Fair Value Baht'000**	**Carrying Value Baht'000**	**Fair Value Baht'000**
Financial assets:				
Current investment	17,495	17,470	-	-
Deposit at bank used as collateral	16,200	16,177	-	-
Short-term loans and advances to related parties	3,051	3,072	3,062	3,082
Investment in other Company	561,621	1,523,100	561,621	1,523,100
Financial liabilities:				
Long-term loans	7,034,678	6,732,019	6,400,000	6,097,340
Debentures	4,000,000	3,800,225	4,000,000	3,800,225

.../29

As at December 31, 2002, the carrying values of financial assets and liabilities which were different from the fair values, were as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	Carrying Value Baht'000	**Fair Value Baht'000**	**Carrying Value Baht'000**	**Fair Value Baht'000**
Financial assets:				
Deposit at bank used as collateral	16,200	16,176	-	-
Account receivable	1,897,112	1,897,010	1,882,392	1,882,289
Investment in other Company	561,621	1,451,260	561,621	1,451,260
Financial liabilities:				
Long-term loans	12,372,365	10,336,021	11,696,426	9,482,259
Convertible debentures	2,582,151	1,996,749	2,582,151	1,996,749

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
SSI
ISO 9002
ISO 14001
TIS 18001
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

(English Translation)

Ref. S.E.C. 015/2004 February 26, 2004

Subject: To report resolutions of the Board of Directors' Meeting No. 1/2004

Attn.: The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No. 1/2004 held on February 26, 2004 has resolved as follows:-

1. To elect Mr. Tawee Butsuntorn to replace Mr. Sittichai Thiensathaporn as Company director.
2. To amend the authorization of the Company's Directors to be as follow:-
   " Mr. Maruey Phadoongsidhi or Mrs. Prapa Viriyaprapaikit or Mr. Wit Viriyaprapaikit or Mr. Kamol Juntima or Mr. Somchai Pipitvijitkorn or Mr. Piya Viriyaprapaikit or Mr. Win Viriyaprapaikit, two from these seven directors can jointly sign together with the Company's seal affixed."
3. To propose that no dividend be paid in respect of the year 2003 due to the accumulated loss of the Company.
4. The Ordinary General Shareholders' Meeting No. 15 be held on April 27, 2004 at 2:00 p.m. at the Crystal Room, Holiday Inn Silom Bangkok Hotel, No. 981 Silom Sub-District, Bangrak District, Bangkok Metropolis.
5. The Company's Share Registrar Book will be closed for the right to attend the Ordinary General Shareholders' Meeting No. 15 from April 7, 2004 at 12.00 noon until such meeting has ended.
6. The agenda for the Ordinary General Shareholders' Meeting will be as follows:

Agenda 1	To consider and certify the Minutes of the Ordinary General Shareholders' Meeting No. 14 held on April 29, 2003.
Agenda 2	To consider and certify the Company's Annual Report and the Board of Directors' report for 2003.
Agenda 3	To consider and approve of Balance Sheets and Profit and Loss Statements of the fiscal year ended December 31, 2003.
Agenda 4	To consider the allocation of 2003 profit.
Agenda 5	To consider the appointment of directors replacing those retire by rotation.
Agenda 6	To consider and approve the Directors' remuneration for the year 2003.
Agenda 7	To consider the appointment of the auditors and determine the auditor's fee.
Agenda 8	To consider and approve the amendment of Clause 3 of the Company's Memorandum of Association to add one more objective, after the amendment the Company will have 45 objectives.
Agenda 9	To consider any other business (if any).

m471e.doc

For your acknowledgment.

Yours faithfully,
Sahaviriya Steel Industries Public Company Limited

-signature-
Mr. Win Viriyaprapaikit
President